UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FURTHER AMENDED SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONTRO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683380109

(CUSIP Number)

Saied Kashani

2029 Century Park East, 35th Floor

Los Angeles, California 90067

(310) 975 7756

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6-8, 2002

(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

Aura (Pvt.) Ltd.

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

Pakistan

7 Sole Voting Power

4,473,653* shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 4,473,653* shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

4,473,653* shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

36.98*

14 Type of Reporting Person

CO

*This share ownership is the maximum number of shares Aura will hold, on a fully-diluted basis, assuming complete performance by all sides of an executory agreement between Aura and Ontro signed on May 22, 2001 as amended and assuming exercise of all warrants/options by Aura but also assuming no exercise of warrants/options by any other warrant/option holder. This is the theoretical maximum percentage ownership by Aura and is based upon a total shares outstanding of 12,097,945 following complete performance and complete exercise by Aura as stated.

Item 1. Security and Issuer

This Schedule 13D is being filed by Aura (Pvt.) Ltd. ("Aura"), a Pakistani corporation and relates to the common stock, no par value ("Common Stock") of Ontro, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13250 Gregg Street, Poway, California 92064.

Item 2. Identity and Background

(a)-(c) Aura is a corporation duly organized under the laws of Pakistan, with its principal address and office at 70 C 1 Gulberg 3, Lahore, Pakistan. The principal business of Aura is that of trade, operation of certain businesses in Pakistan, and investment in property, businesses and securities.

(d)-(e) Nothing to disclose.

(f) Pakistan

Item 3. Source and Amount of Funds or Other Consideration

Working capital as to purchases of shares except for 156,693 shares issued as a finder's fee pursuant to Finder's Fee Agreements of January 19, 2001 and May 22, 2001 as amended; Warrants/options obtained as finder's fees and in return for Aura's agreements to act as a finder.

Item 4. Purpose of the Transaction

Aura's primary goal is to profit from appreciation in the market price of the Common Stock.

On April 27, 2001 Aura obtained the right, agreed by the Issuer, to nominate one member to the Issuer's Board of Directors. This nominee was seated as a member of Ontro's board of directors.

Aura's nominee resigned as a director on or about August 8, 2002. Aura has not nominated a replacement director. In this regard see the Standstill Agreement of September 8, 2002 between Aura and Ontro ("Standstill Agreement"). The Standstill Agreement was made part of Ontro's 8-K filing made on or about September 20, 2002. The entire 8-K is attached to this document for reference.

On September 6, 2002, Aura signed a proposal (the "Proposal") concerning a proposed sale of all of Aura's stock in the Issuer and relinquishment of all of Aura's warrants. Copies of the Proposal and the Standstill Agreement were filed as part of Ontro's 8-K filing of September 20, 2002. The 8-K is attached hereto for reference. Aura will comply with both agreements.

The Proposal concerns a proposed sale of all of Aura's shares in the Issuer plus relinquishment of Aura's warrants, among other matters. The Standstill Agreement restricts and/or precludes Aura's rights to purchase or transfer shares or warrants, to assert shareholder rights, or to influence or attempt to influence the management of the Issuer, among other matters. Aura refers to both agreements as providing information relevant to this section.

Henceforward, Aura may purchase or dispose of shares, consult with management of the Issuer, attempt to influence management or assert shareholder rights, only to the extent (if any) permitted by the Standstill Agreement and subject to the Proposal.

Aura may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D, subject to the Proposal and the Standstill Agreement.

Except as disclosed herein, Aura has no specific plans covered by subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of September 8, 2002, Aura owns 3,124,210 shares of Common Stock and holds unexercised warrants to purchase an additional 1,150,080 shares. Aura has not physically received certificates and warrants in respect of all of these shares and warrants but expects to receive any remaining certificates and warrants in time. 3,124,210 shares represent 28.6% of the 10,922,945 shares currently issued and outstanding as reported by the issuer to Aura. If Aura exercises all 1,150,080 warrants it currently holds, and assuming no other warrant/option holder exercises any warrants or options, Aura will have a total of 4,274,290 shares out of 12,073,025 then outstanding, or 35.40%. However, exercise of warrants is subject to and restricted/precluded by the Proposal and the Standstill Agreement. Aura refers to the Proposal and Standstill Agreement in this regard.

Aura's stock and warrant acquisitions to date include:

A. Prior to January 19, 2001. In connection with Ontro's initial public offering on or about May 13, 1998, Aura received warrants, expiring on May 13, 2003, to purchase 170,000 Units at $9.075 per Unit, each Unit consisting of one share of Ontro common stock and one warrant to purchase one share, these latter warrants having expired on May 13, 2001. In addition, prior to January 19, 2001, Aura owned 12,000 shares it had purchased on the open market.

B. January 19, 2001 Agreement.

(1) As of January 19, 2001, Aura entered into an Exclusive Finder's Fee Agreement with Ontro (the "January 19, 2001 Agreement") under which Aura agreed to find purchaser(s) for 1,300,000 shares of common stock of Ontro at a price of $1.20 per share, representing the approximate market price at the time of the Agreement. Aura received a warrant ("Commitment Warrant") to purchase 130,000 shares of Ontro common stock at $1.20 per share in return for agreeing to act as a finder. In addition, Aura was to receive, as a finder's fee, shares of common stock equal to 5% of shares actually sold and warrants to purchase, at $1.20 per share, a number of shares equal to 15% of the number of shares actually sold ("Performance Warrants"). Pursuant to the January 19, 2001 Agreement, the finder's fee and Performance Warrants were also payable to Aura if Aura itself purchased the shares.

(2) Upon execution of the January 19, 2001 Agreement, Aura received the Commitment Warrants to purchase 130,000 shares of Ontro common stock at $1.20 per share.

(3) Pursuant to the January 19, 2001 Agreement, Aura itself purchased a total of 745,000 shares at $1.20 per share. The funds for this purchase came from Aura's capital. Aura found two purchasers who purchased a further 555,000 shares. In respect of these purchases, Aura received 65,000 shares as part of the finder's fee. Aura also received Performance Warrants to purchase 195,000 shares at $1.20 per share.

C. May 22, 2001 Agreement as amended.

(1) On May 22, 2001, Aura entered into an Exclusive Finder's Fee Agreement with Ontro. This Agreement was subsequently amended as of August 30, 2001.

(2) Under the May 22, 2001 Agreement as amended, Aura agreed to find purchaser(s) for 2,000,000 shares of common stock of Ontro at a price of $.80 per share, representing the approximate market price at the time of amendment. Aura received a warrant ("Commitment Warrant") to purchase 210,000 shares of Ontro common stock at $.80 per share in return for agreeing to act as a finder. In addition, Aura was to receive, as a finder's fee, shares of common stock equal to 5% of shares actually sold and warrants to purchase, at $.80 per share, a number of shares equal to 15% of the number of shares actually sold ("Performance Warrants"). Pursuant to the Agreement, the finder's fee and Performance Warrants were also payable to Aura if Aura itself purchases the shares.

(3) Upon execution of the May 22, 2001 Agreement as amended, Aura received the Commitment Warrants to purchase 210,000 shares of Ontro common stock at $.80 per share.

(4) Pursuant to the May 22, 2001 Agreement as amended, through September 8, 2002, Aura itself has purchased a total of 1,808,864 shares at $.80 per share. The funds for this purchase came from Aura's capital. In respect of these purchases, Aura received and/or is entitled to receive 90,443 shares as part of the finder's fee. Aura also received and/or is entitled to receive Performance Warrants to purchase 271,330 shares at $.80 per share.

(5) Aura found a purchaser of 25,000 shares at $.80 per share in approximately April 2002. In respect of this purchase, pursuant to the May 22, 2001 Agreement as amended, Aura received 1250 shares as a finder's fee, respectively. Aura also received Performance Warrants to purchase 3750 shares at $.80 per share.

(6) Pursuant to the May 22, 2001 Agreement as amended, Aura may purchase itself (or find a purchaser for) an additional 166,136 shares at $.80 per share. If Aura purchases or finds a purchaser for all of these shares, Aura will receive an additional finder's fee of 8307 shares and additional Performance Warrants to purchase 24,920 shares at $.80 per share. However, any further purchase or receipt of shares, or receipt or exercise of warrants, by Aura is subject to and restricted/precluded by the Proposal and the Standstill Agreement. Aura refers to the Proposal and Standstill Agreement in this regard.

D. May 31, 2001, agreement to purchase shares held by L.L. Knickerbocker Co. Aura understood, based on information provided by Ontro, that the L.L. Knickerbocker Co. was the owner of approximately 450,000 shares of Ontro common stock (herein, the "Knickerbocker Shares." The L.L. Knickerbocker Co. filed for bankruptcy protection, Aura is informed and believes, in 2000. Aura understood that control of the 450,000 shares passed to the L.L. Knickberbocker Co.'s Creditors' Committee. On May 31, 2001, Aura signed an agreement to purchase the 450,000 Knickerbocker Shares for $1.10 per share. This sale was consummated and Aura acquired 455,653 shares of Ontro common stock (herein, the "Knickerbocker Shares"). The funds for this purchase came from Aura's capital.

E. Between November 2001 and March 2002, Aura sold or transferred 119,000 shares of Ontro common stock.

F. On September 18, 2001, Aura purchased 26,000 shares of Ontro common stock from James Scudder, President of Ontro Inc., at $1.10 per share. The funds for this purchase came from Aura's capital.

G. On April 3, 2002, Aura purchased 5000 shares of Ontro common stock on the open market at an average price of $1.69 per share. The funds for this purchase came from Aura's capital.

H. From June 12-20, 2002, Aura purchased 10,000 shares of Ontro common stock on the open market at an average price of $1.74 per share. The funds for these purchases came from Aura's capital.

I. From July 3-9, 2002, Aura purchased 24,000 shares of Ontro common stock on the open market at an average price of $1.61 per share. The funds for these purchases came from Aura's capital.

J. On September 6 and 8, 2002, respectively, Aura signed the Proposal and the Standstill Agreement with Ontro. These Agreements concern future disposition and purchase of shares, among other things, and contain restrictions and preclusions on further purchase or receipt of shares, or receipt or exercise of warrants, by Aura. Copies of the agreements were made part of Ontro's 8-K filing of September 20, 2002. A copy of the 8-K is attached. Aura will comply with these agreements and refers to the same.

Aura's transactions in Ontro common stock are summarized below:
Transaction	Shares	Price Paid	Warrants	Exer.Price
Held prior to Jan. 19, 2001	12000	mkt	340000	9.075

Jan. 19, 2001 Agreement
Commitment Warrants			130000	1.20
Shares purchased by Aura	745000	1.20
Finder's fee shares rec'd by Aura	65000	*
Performance Warrants			195000	1.20

May 22, 2001 Agreement as Amended
Commitment Warrants			210000	.80
Shares purchased by Aura through 9/8/02	1808864	.80
Finder's fee shares through 9/8/02	91693	*
Performance Warrants through 9/8/02			275080	.80

Purchased from LL Knickerbocker	455653	1.10

Sold/trnsfrd btwn Nov 2001 and March 2002	(119000)	var.

Purchased from James Scudder 9/18/01	26000	1.10

Purchased on open market 4/3/02	5000	1.69
Purchased on open market June 12-20, 2002	10000	1.74av
Purchased on open market July 3-9, 2002	24000	1.61av

Total Actual Shares & Warrants @ 9/8/02	3124210		1150080

Additional Shares/Warrants Acquirable Pursuant to May 22, 2001 Agr. as amended if fully performed by Aura and Ontro
Shares purchasable by Aura**	166136	.80
Finder's fee shares	8307	*
Performance Warrants**			24920	.80
Total additional:	174443		24920

Total Beneficial Ownership:	3298653		1175000

*Finder's fee payable pursuant to agreement.

** These are remaining shares and warrants theoretically remaining to be purchased under the Second Finders Fee Agreement as amended. However, the Proposal and Standstill Agreements contain restrictions and preclusions on further purchase, receipt or exercise of shares and warrants by Aura notwithstanding the provisions of the Finders Fee agreements. Aura refers to the Proposal and Standstill Agreements, as governing Aura's actions in this regard.

According to Ontro, as of September 8, 2002, there are 10,922,945 shares of Ontro common stock issued and outstanding including the 3,124,210 owned by Aura. Thus, Aura currently owns 28.6% of the shares actually issued and outstanding.

If Aura exercised all 1,150,080 warrants it presently holds, Aura would have a total of 4,274,290 shares of Ontro. Assuming no other warrant or option holder exercises any warrants/options and no other shares are issued, there would then be 12,073,025 shares issued and outstanding of which Aura would hold 36.40%. However, exercise of warrants is subject to the Proposal and Standstill Agreement and is restricted/precluded thereby.

If the May 22, 2001 Agreement is fully performed with Aura itself purchasing all remaining shares and receiving the full finder's fee and Performance Warrants in respect of the shares purchased, Aura would then hold a total of 3,298,653 shares and 1,175,000 warrants. Assuming no warrant exercise by Aura, Aura would then hold 3,298,653 shares out of 11,097,388 issued and outstanding, or 29.72% of the shares actually issued and outstanding. If Aura exercised all of the warrants, and assuming no other warrant/option holder exercised, Aura would then hold a grand total of 4,473,653 shares out of 12,097,945 shares issued and outstanding, or 36.98%. However, purchase, receipt or exercise of shares or warrants is subject to the Proposal and Standstill Agreement and is restricted/precluded thereby.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

On September 6 and 8, 2002, Aura entered into the Proposal and Standstill Agreement with Ontro. Copies of these agreements were made part of Ontro's 8-K filed on or about September 20, 2002. A copy of the 8-K is attached hereto. Aura refers to these agreements.

Item 7. Material to be Filed as Exhibits.

The Ontro 8-K filed on or about September 20, 2002 is attached hereto. The following components of the 8-K are made part of this filing:

September 6, 2002 Proposal

September 8, 2002 Standstill Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2002

AURA (Pvt.) Ltd.

by: Saied Kashani, authorized agent

/s/ Saied Kashani

Saied Kashani

****************************************************************************************

Ontro 8-K filed on or about September 20, 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest reported) September 19, 2002

------------------

Ontro, Inc.

-----------

(Exact name of registrant as specified in its chapter)

California 001-13639 33-0638356

---------- --------- ----------

(State or other jurisdiction (Commission (IRS Employer

of incorporation File Number) Identification No.)

13250 Gregg Street

Poway, CA 92064

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 858-486-7200

------------

n/a

---

(Former name or former address, if changed since last report)

INFORMATION TO BE INCLUDED IN THE REPORT


ITEM 1. CHANGES IN CONTROL OF REGISTRANT.

n/a

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS.

n/a

ITEM 3. BANKRUPTCY OR RECEIVERSHIP.

n/a

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

n/a

ITEM 5. OTHER EVENTS.

Buyout Proposal

On September 7, 2002, Ontro, Inc., a California corporation ("Ontro")

and Aura (Pvt.) Ltd., a Pakistani corporation and the largest shareholder of

Ontro ("Aura"), executed a buyout proposal letter (the "Buyout Proposal"). The

Buyout Proposal has not been reduced to a binding agreement and, thus, is not binding on Ontro as of the date of this Current Report. In the event that the transactions contemplated by the Buyout Proposal become the subject of a binding agreement by and between Aura and Ontro, it will be subject to the approval of

Ontro's shareholders. Ontro intends to seek such approval at the upcoming annual meeting of its stockholders scheduled to take place early November 2002.

Under the terms and conditions of the Buyout Proposal Aura agrees to sell to a third-party investor group designated and authorized by Ontro's Board of Directors (the "Investors") all shares of Ontro's common stock held by Aura

(the "Aura Shares") as of the date of the Buyout Proposal. Aura further agrees to cancel and surrender all interest in its existing warrants to purchase additional shares of Ontro's common stock, as well as its interest in the underwriter's representatives' options in connection with Ontro's initial public offering. In the event that the Buyout Proposal is reduced to a binding agreement and executed by both Aura and Ontro, the Investors would be responsible for a payment in the amount of approximately $1,550,000, or $0.50 per share, and Ontro would be responsible for certain future payments in the event it meets certain performance milestones as set forth in the Buyout Proposal.

THE FOREGOING IS A SUMMARY DESCRIPTION OF THE TERMS OF THE BUYOUT

PROPOSAL AND BY ITS NATURE IS INCOMPLETE. IT IS QUALIFIED IN THE ENTIRETY BY THE

TEXT OF THE BUYOUT PROPOSAL, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT 99.4.

Standstill Agreement

On September 8, 2002, Aura and Ontro executed a Standstill Agreement

(the "Agreement"). In accordance with the terms and provisions of this

Agreement, Aura and its respective affiliates agree, inter alia, to (i) not acquire any direct or beneficial interest in any equity securities of Ontro,

(ii) not vote any voting securities of Ontro, (iii) not participate in any solicitation of proxies, and (iv) deposit any securities of Ontro into a voting trust. Aura also granted an irrevocable proxy coupled with interest to the Chief

Executive Officer of Ontro to vote all Ontro shares held by Aura in the name of

Aura in the same manner and proportion as the shares held by all Ontro's stockholders. The Agreement expires on September 12, 2012.

THE FOREGOING IS A SUMMARY DESCRIPTION OF THE TERMS OF THE STANDSTILL

AGREEMENT AND BY ITS NATURE IS INCOMPLETE. IT IS QUALIFIED IN THE ENTIRETY BY

THE TEXT OF THE STANDSTILL AGREEMENT, A COPY OF WHICH IS ATTACHED HERETO AS

EXHIBIT 99.5.

ITEM 6. RESIGNATIONS OF REGISTRANT'S DIRECTORS.

n/a

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

n/a

ITEM 8. CHANGE IN FISCAL YEAR.

n/a

ITEM 9. REGULATION FD DISCLOSURE.

n/a

2


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ontro, Inc.

a California corporation

/s/ James A. Scudder

-------------------

James A. Scudder

Date September 19, 2002 Chief Executive Officer

3


EXHIBIT INDEX

Exhibit Description

99.4 Letter dated September 6, 2002 from Ontro, Inc. to Rafi Khan.

99.5 Standstill Agreement dated September 8, 2002 between Ontro, Inc. and

Aura (Pvt.) Ltd.


Exhibit 99.4

[ONTRO LOGO LETTERHEAD]

September 6, 2002

VIA FACSIMILE

Rafi Khan

797 Greenridge Drive

La Canada, CA 91011

Re: Ontro, Inc.

Dear Rafi,

Thank you for meeting with me, Mr. Berntsen and Mr. Reinhard over the weekend. We appreciate your willingness to work with us on the acquisition of your and Aura's equity in Ontro to preserve our Nasdaq listing.

Following our meeting we have met with investor prospects and discussed alternatives with legal counsel both locally and in Washington, D.C. and with the Board of Directors in an effort to structure a proposal to Aura (Pvt.) Ltd.,

to meet our primary objective preserving Ontro's Nasdaq listing.

As we discussed Nasdaq will not allow Ontro to maintain its listing if either Aura or you directly or indirectly have any continuing interest in the equity of Ontro. It has been made very clear that this applies to any form of option, warrant, or other interest by which Aura or you could profit from the appreciation of the value of Ontro securities.

As a result we have endeavored to develop this proposal to acquire all of your and Aura's interest in Ontro in a manner that will satisfy the issues and concerns raised by Nasdaq. The Board of Ontro has authorized me to make Aura the following proposal:

Ontro intends to arrange for the purchase of all of Aura's and your common stock, options, and warrants in exchange for a series of cash payments as follows:

1. Initial cash payment from a third party designated by the

Board of Directors of Ontro to acquire all of Aura's common

stock for the amount of $.50 per share (approximately

$1,550,000) when Ontro completes an equity financing;


Rafi Khan

September 6, 2002

2. A cash payment to Aura of $500,000 at any time Ontro has

cumulative revenues over any consecutive three month period of

$5,000,000 or more;

3. A cash payment to Aura of $500,000 at any time when Ontro revenues over two consecutive quarters are more than

$5,000,000 per quarter;

4. A cash payment to Aura of $1,500,000 at any time when Ontro revenues over two consecutive quarters are more than

$20,000,000 per quarter;

5. Notwithstanding paragraphs numbered 2, 3 and 4 above, if at the end of each fiscal quarter Ontro has cumulatively in its cash accounts (excluding funds from the financing referenced in paragraph 1.) more than $4,000,000, Ontro will pay Aura 30%

of the amount in such accounts that is in excess of $4,000,000 and any such payment shall be applied to the payments

otherwise to become due under paragraphs 2, 3 and 4 above in that order of priority.

Total cash payments: $4,050,000

This proposal requires you and Aura cancel and surrender all interest either of you may have in the existing Underwriter's Representatives' Options granted in connection with Ontro's initial public offering and all other warrants or options to purchase Ontro common stock.

Ontro intends to arrange a third party to purchase Aura's common stock for the initial purchase price of $.50 per share, and Ontro would be responsible directly for each of the other payments due to Aura.

This proposed arrangement would require Aura to sell its existing common stock to a third party designated by Ontro's Board and will give Aura the right to receive additional cash payments from Ontro based upon Ontro's achievement of the above referenced financial goals. Ontro's counsel believes this proposal would also meet the requirement of Nasdaq that all your and Aura's interests be disassociated from Ontro's stock performance.


Rafi Khan

September 6, 2002

It is required in connection with your and Aura's agreement to this proposal that Aura enters into a stand still agreement, and in its capacity as

Ontro's largest shareholder to support the proposal that is presented above as well as the plan we discussed to re-capitalize and restructure Ontro, including but not limited to its reincorporation in Delaware, adoption of stockholder rights plan, election of a new slate of Directors, increase in its authorized stock, and sale of equity to new investors to provide operating capital to

Ontro, and to support the required shareholder approval of all of these transactions by a majority of Ontro voting shares.

If you and Aura agree to the terms of this proposal please execute and have Aura execute below. Thank you for your cooperation in this matter.

Ontro Inc.

By: /s/ James A Scudder

-----------------------

James Scudder, CEO

Agreed to this 7th day of September 2002

Aura (Pvt.) Ltd.

a Pakistani corporation

By: /s/ Qaiser Imran

----------------

Print Name Qaiser Imran

Agreed to this 7th day of September 2002

/s/ M R Khan

----------------------

Rafi Khan individually


Exhibit 99.5

STANDSTILL AGREEMENT

--------------------

This STANDSTILL AGREEMENT, dated as of September 8, 2002 (this

"Agreement"), is made and entered into by and between ONTRO, INC., a California corporation ("Ontro" or the "Company"), on the one hand, and AURA (PVT.) LTD., a

Pakistani corporation ("Aura"), on the other hand.

WHEREAS, the Company is a California corporation with 10,940,268 shares of common stock, no par value, issued and outstanding as of the date hereof (the

"Common Stock"); and

WHEREAS, as of the date hereof, the Common Stock is listed on the

Nasdaq SmallCap Market (the "SmallCap Market") under the symbol "ONTR"; and

WHEREAS, Aura is a Pakistani corporation with its principal address and offices located in Lahore, Pakistan and with the principal business including trade, operation of certain businesses in Pakistan, and investment in property,

business and securities; and

WHEREAS, as of July 1, 2002, Aura beneficially owns approximately

3,110,210 shares of the Common Stock (the "Aura Shares") and certain unexercised warrants and options to purchase additional 1,150,080 shares of the Common Stock

(the "Warrants"), respectively (collectively with the "Aura Shares" is referred to hereinafter as the "Shares"); and

WHEREAS, in the event that Aura exercises the Warrants, Aura will beneficially own approximately 4,260,290 shares, or 35% of the Common Stock,

thus being the single largest shareholder of the Common Stock; and

WHEREAS, Aura supports the execution of the Agreement by the Company and any other transactions that the Company's Board of Directors may deem necessary in connection with the Company's efforts to regain its compliance with the Nasdaq SmallCap Market and desires to assist the Company in its efforts to regain its listing compliance with the SmallCap Market; and

WHEREAS, Aura has been informed that the Company is considering the recapitalization and reorganization of the Company and its debt and equity structure, raising significant amounts of capital (which efforts, if taken, may or may not be successful) and reincorporating the Company in Delaware; and

WHEREAS, Aura is willing to agree to certain restrictions regarding the

Shares it will continue to own following the consummation of the transactions contemplated hereby.

NOW THEREFORE, in consideration of the above premises and the promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Aura and the Company hereby agree as follows:


1. Standstill Agreement.

---------------------

1.1 Aura hereby covenants and agrees that, from and after the date hereof and at all times through and including September 12, 2002, unless this

Agreement shall be earlier terminated in accordance with the provisions of

Paragraph 6 hereof, Aura will not, nor will it permit its respective Affiliates

(as the term is defined hereinbelow):

(i) to, directly or indirectly, in any manner, acquire, or agree to acquire, any beneficial interest in any equity securities of the Company,

(ii) to make or in any way participate in any "solicitation" of

"proxies" (as such terms are used in the proxy rules of the United States

Securities and Exchange Commission (the "SEC")) to vote any voting securities of the Company (the "Company Voting Stock") in connection with the election of the directors of the Company or otherwise seek to alter the composition of the

Company's Board of Directors,

(iii) to make or in any way participate in any way in any

"solicitation" of "proxies" (as such terms are used in the proxy rules of the

SEC) to vote Company Voting Stock, with respect to any matter, other than the election of directors of the Company, which matter may be submitted to a vote of the stockholders of the Company,

(iv) to seek to advise, encourage or influence any person with respect to the voting of any securities of the Company, or induce, attempt to induce or in any manner assist any other person in initiating any stockholder proposal or tender or exchange offer for securities of the Company or any change of control of the Company, or for the purpose of convening a stockholders' meeting of the

Company,

(v) to acquire or agree to acquire, by purchase or otherwise, more than

5% of any class of equity securities of any entity which, prior to the time Aura acquires more than 5% of such class, is publicly disclosed (by filing with the

SEC or otherwise), or is otherwise known to Aura, to be the beneficial owner of more than 5% of the Company's outstanding Common Stock;

(vi) to make any public announcement regarding any possibility,

intention, plan or arrangement relating to a tender or exchange offer for securities of the Company or a business combination (or other similar transaction that would result in a change of control), sale of assets,

liquidation or other extraordinary corporate transaction between Aura and the

Company, or take any action that could reasonably be expected to require the

Company to make a public announcement regarding any of the foregoing;

(vii) to deposit any securities of the Company in a voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of securities of the Company, except as specifically provided in this Agreement;


(viii) to take any action to transfer the beneficial ownership of any of the Shares except as provided in Section 3 of this Agreement, unless (a) the proposed transferee proposes to accept the subject Shares as a gift (and not for the payment of consideration), (b) Aura and the proposed transferee shall so notify the Company in writing fourteen (14) days in advance of the proposed transfer, and (c) the proposed transferee executes a binding agreement,

acceptable in form to the Company, between it and the Company in advance of such transfer, committing the proposed transferee to be bound by all of the material terms of this Agreement; or

(ix) to form, join or in any way participate in a partnership, limited partnership, syndicate association or other group or otherwise act in concert with any other person for the purpose of (A) acquiring, holding, or voting of the Company Voting Stock, or (B) taking any other actions restricted or prohibited under clauses (i) through (ix) of this Section 1, or announcing an intention to do, or entering into any arrangement or understanding with others to do, any of the actions restricted or prohibited under clauses (i) through

(ix) of this Section 1.

As used herein, the term "Affiliate" shall mean (i) any entity in which

Aura owns, directly or indirectly, a greater than 10% beneficial interest, (ii)

any person or entity which is controlled by, controlling or under common control with Aura, (iii) any partnership in which Aura is a general partner or managing member and (iv) any entity in which Rafi M. Khan ("Khan") or any of his family members (including but not limited to Khan's spouse, children, siblings, and their respective family members) own, directly or indirectly, a greater than 10%

beneficial interest (other than through their ownership interest in Aura) or in which Khan or any of his family members serves as an officer, director, general partner or managing member, or (v) any person or entity which is controlled by,

controlling or under common control with Khan.

1.2 Notwithstanding anything to the contrary contained in Section

1.1(i) through 1.1(ix) hereof, nothing contained in this Agreement shall be construed to prevent Aura or any of its respective Affiliates from making a tender offer for all of the outstanding Common Stock so long as such tender offer is made on an any and all basis.

2. Irrevocable Proxy Coupled with Interest.

----------------------------------------

2.1 Aura hereby grants an irrevocable proxy coupled with interest (the

"Proxy") to the Chief Executive Officer of the Company, whosoever such person shall be from time to time, as Aura's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Shares,

which Aura is entitled to vote, for and in the name, place and stead of Aura, at any annual, special or other meeting of the stockholders of the Company, and at any adjournments thereof or pursuant to any consent in lieu of a meeting or otherwise, in connection with each vote on matters brought before the Company's stockholders in the same manner and in the same proportion as the shares held by all stockholders of the Company other than Aura are voted in connection with each such vote. The Proxy shall terminate on September 5, 2012.

2.2 Aura further agrees that the Proxy is sufficient in law to support an irrevocable power and shall not be terminated by any act of Aura, by lack of appropriate power or authority or by the occurrence of any other event or events.


3. Future Resale of the Shares; Right of First Refusal.

----------------------------------------------------

3.1 Aura hereby agrees not to sell any of the Shares in the open market unless such sale is effected in compliance with the restrictions on volume,

manner of sale and any other applicable restrictions imposed pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended

("Rule 144"), whether or not such sale is effected in reliance upon Rule 144 and notwithstanding that the provisions of Rule 144(e) may be applicable to the transaction.

3.2 Aura further represents, warrants and agrees that Aura will not sell or transfer any of the Shares except as provided in Section 3.1 above unless it first sends to the Company a written notice in accordance with the provisions of Section 8 hereof fourteen (14) days in advance of the proposed closing date of the intended sale (i) setting forth the identity of the prospective purchaser of the Shares, and the material terms of the consideration to be paid for the subject Shares, (ii) representing and warranting to the

Company that the intended sale is bona fide and was negotiated at arms length,

and that the intended purchaser is not affiliated with Aura or any of its

Affiliates, or its Affiliates' Affiliates, and (iii) affording the Company the absolute and irrevocable right and opportunity for a period of forty-five (45)

days following the Company's receipt of Aura's written notice submitted in accordance with this paragraph for the Company to purchase the subject Shares on the same terms and conditions set forth in the written notice.

4. Representations and Warranties of the Company.

----------------------------------------------

The Company hereby represents and warrants to Aura as follows:

4.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and corporate authority to enter into this Agreement, and to consummate the transactions contemplated hereby.

4.2 The execution, delivery and performance by the Company of this

Agreement, and the consummation by the Company of the transactions contemplated hereby, have been authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms provided that this Agreement also constitutes a valid and binding obligation upon Aura.

5. Representations and Warranties of Aura.

---------------------------------------

Aura hereby represents and warrants to the Company as follows:

5.1 Aura is a corporation duly organized, validly existing and in good standing under the laws of Pakistan, and has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.


5.2 The execution, delivery and performance by Aura of this Agreement,

and the consummation by Aura of the transactions contemplated hereby, have been authorized by all necessary action, corporate or otherwise. This Agreement has been duly executed and delivered by Aura and constitutes a valid and binding obligation upon Aura, enforceable against Aura and its successors in interest,

assigns and legal representatives in accordance with its terms.

5.3 The execution and delivery by Aura of this Agreement do not, and the consummation by Aura of the transactions contemplated hereby and compliance by Aura with the terms hereof will not, conflict with, or result in any violation of or default under, (i) any provision of Aura's organizational documents, including but not limited to Aura's charter, by-laws or any other similar organizational documents, (ii) any judgment, order, injunction, decree,

statute, law, ordinance, rule or regulation applicable to Aura or the property or assets of Aura, or (iii) any note, bond, mortgage, indenture, license,

agreement, lease or other instrument or obligation to which Aura is party or by which Aura or any of Aura 's assets may be bound. No consent, approval, order or authorization of, notice to, or registration, declaration or filing with any court, administrative agency or commission or other governmental entity,

authority or instrumentality, domestic or foreign, is required to be obtained or made by or with respect to Aura in connection with the execution and delivery of this Agreement or the consummation by Aura of the transactions contemplated hereby.

5.4 Aura beneficially owns the Shares, and has good and valid title to such Shares, free and clear of all Liens, and such Shares are the only securities of the Company that Aura or any of its respective Affiliates own beneficially or of record as of the date hereof.

6. Termination.

------------

This Agreement may be terminated at any time by mutual written agreement of the Company and Aura.

7. Board Representation.

---------------------

Any and all existing agreements by and between the Company and Aura are hereby terminated as of the date of this Agreement. Any and all rights that Aura may have had pursuant to those agreements with the Company, including but not limited to Aura's right to nominate or appoint any of its representatives to the

Board of Directors of the Company, are hereby revoked as of the date of this

Agreement.

8. Notices.

--------

All notices and other communications hereunder shall be in writing and shall be deemed given on the day when delivered personally or by facsimile transmission (with confirmation), on the next business day when delivered to a nationally recognized overnight courier or five (5) business days after deposited as registered or certified mail (return receipt requested), in each case, postage prepaid, addressed to the recipient party at its address set forth below (or at such other address or facsimile number for a party as shall be specified by like notice; provided, however, that any notice of a change of address or facsimile number shall be effective only upon receipt thereof):


(a) If to the Company, to:

Ontro, Inc.

13250 Gregg Street,

Poway, California 92064

Attention: James A. Scudder, President, Chief Executive Officer

Facsimile: (858)513-7061

with a copy to:

Fisher Thurber LLP

4225 Executive Square, Suite 1600

La Jolla, California 92037-1483

Attn: David A. Fisher, Esquire

Fax: (858) 535-1616

(b) if to Aura, to:

Aura (Pvt.) Ltd.

65 C 1 Gulburg 3

Lahore, Pakistan

Attention: Qaiser Imran

Facsimile: 011 92 42 571 3606

with a copy to:

Foley & Lardner

2029 Century Park East, Suite 3500

Los Angeles, CA 90067-3021

Atten: Mir Saied Kashani

Fax: (310) 557-8475

9. Miscellaneous.

--------------

9.1 Entire Agreement; Amendment. This Agreement constitutes the entire agreement and supersedes all other prior or contemporaneous agreements and understandings, both written and oral, among the parties hereto, or any of them,

with respect to the subject matter hereof. This Agreement may not be amended,

waived, changed, modified or discharged except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment,

waiver, change, modification or discharge is sought. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.


9.2 Severability. The provisions of this Agreement are severable, and in the event that any court of competent jurisdiction shall hold any one or more terms or provisions or part of a term or provision of this Agreement, for any reason, to be invalid, illegal or unenforceable in any respect, such invalidity,

illegality or unenforceability shall not in any way affect the validity,

legality or enforceability of the remaining provisions or part of provisions of this Agreement, but this Agreement shall be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

9.3 Governing Law. Except as herein otherwise provided, the laws of the

State of California shall govern the interpretation and application of all of the provisions of this Agreement without regard to its conflict of law doctrine.

Each party hereto agrees that any claim relating to this Agreement shall be brought solely in the State or Federal Court for such jurisdiction, and each party hereto consents to the jurisdiction of such Court for purposes hereof.

9.4 Assignment. This Agreement shall not be assignable by either party and shall be binding upon, and shall inure to the benefit of, the heirs,

executors, administrators, legal representatives, successors and assigns of the parties.

9.5 Waiver and Further Agreement. Any waiver of any breach of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

9.6 No Third Party Beneficiaries. Unless specifically provided herein,

this Agreement is not intended to create, and shall not create, any rights in any person or entity that is not a party to this Agreement.

9.7 Headings of No Effect. The paragraph headings contained in this

Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.8 Construction; Plain Meaning. This Agreement has been prepared, and negotiations in connection with it have been carried on, by the efforts of each of the parties hereto, and this Agreement is to be construed fairly and in accordance with its plain meaning, and not strictly against any particular party, and no party hereto shall be deemed to be the draftsperson hereof.

9.9 Survival of Obligations. The representations and warranties set forth in Sections 4 and 5 hereof shall survive indefinitely following the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

9.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


STANDSTILL AGREEMENT

SIGNATURE PAGE

SEPTEMBER 8, 2002

IN WITNESS WHEREOF, the undersigned parties have executed this

Standstill Agreement as of the date first above written.

ONTRO, INC.

By: /s/ James A Scudder

---------------------------

Name: James A Scudder

Title: President

AURA (PVT.) LTD.

By: /s/ Qaiser Imran

---------------------------

Name: Qaiser Imran

Title: Chief Executive Officer